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                         Reliability Incorporated














collage showing elements of Reliability Incorporated equipment



                              1 9 9 5




































                              Annual Report




g:\ofsusers\financial\anrpt96.wp1
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TABLE OF CONTENTS


Photo
DC/DC Converters

                        Selected Financial Information      I

                  To Our Shareholders     II

                        Corporate Information   IV

                  Form 10-K   1

                        Five Year Selected Financial Data   9

                  Management's Discussion 10

                        Consolidated Financial Statements   F-1

                  Notes To Consolidated Financial Statements      F-7


      Photo of RK94                       Photo of Criteria 18
      Burn-in Test System                       Chamber
                                                            Photograph of
                                                           Intersect 2000
                                                             Burn-in Test
                                                                 System

The products on this page are the results of the Company's recent expenditures for research and development.

TOP LEFT - DC/DC Converters - The Company has introduced a new series of wide input range 10 to 25 watt DC/DC converters, which increases the number of higher wattage units in this product line.

      LEFT CENTER - RK94(tm) - This system is a low-cost addition to our Intersect line and has the capacity to burn-in and functionally test up to 8,064 16 and 64 Meg DRAMs. It is also designed to interface with automatic burn-in board loading and unloading cartridges.

RIGHT CENTER - Criteria(r) 18-HD(tm) - This high heat dissipation (15 KW) chamber was developed to burn-in and functionally test high frequency micrologic devices. By eliminating the need for chilled water cooling, this system occupies a significantly smaller amount of floor space than similar chambers.

      FAR RIGHT - Intersect(tm) 2000 - This system is based on the previously introduced Intersect 30. It has the capacity to burn-in and functionally test 15,360 16 or 64 Meg DRAMS.







                           (inside front cover)
                                     2
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                                           SELECTED FINANCIAL INFORMATION







-----------------------------------------------------------------------
(In Thousands, except per share data)
                                             1994       1995  % Change
-----------------------------------------------------------------------
Revenues                                   $23,427    $33,930    + 45%

Operating Income                             2,580      6,004    +133

Net Income                                   2,645      4,063    + 54

Net Income Per Share                           .62        .96    + 55

Working Capital                              8,974      8,504    -  5

Stockholders' Equity                        10,759     14,822    + 38

Total Assets                                13,284     23,727    + 79

Average Shares Outstanding                   4,243      4,243      --
-----------------------------------------------------------------------
































                                     I
                                     3
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The following graphs represent those shown in the printed annual report.
The graphs in the annual report are vertical bar graphs showing the dollars along the left side and the years along the bottom. These three graphs are flush left alongside page II, To Our Shareholders.



REVENUES (Thousands of Dollars)

1995  |XXXXXX|XXXXXX|XXXXXX|XXX   |       $33,930

1994  |XXXXXX|XXXXXX|X                    $23,427

1993  |XXXXXX|XXXXXX|XXXX                 $27,022
     $0 $10,000 $20,000 $30,000 $40,000





OPERATING INCOME (Thousands of Dollars)

1995  |XXXXXX|XXXXXX|XXXXXX|              $ 6,004

1994  |XXXXXX|X                           $ 2,580

1993  |XXXXXX|X                           $ 2,465
      $0   $2,000 $4,000 $6,000 $8,000




NET INCOME (Thousands of Dollars

1995  |XXXXXX|XXXXXX|XXXXXX|XXXXXX|X      $4,063

1994  |XXXXXX|XXXXXX|XXXX                 $2,645

1993  |XXXXXX|XXXXXX|XX                   $2,369
     $0   $1,000 $2,000 $3,000 $4,000 $5,000




















                                    II
                                     4

The following graphs represent those shown in the printed annual report. The graphs in the annual report are vertical bar graphs showing the dollars along the left side and the years along the bottom. These three graphs are flush right alongside page III, To Our Shareholders.


WORKING CAPITAL (Thousands of Dollars)

1995  |XXXXX|XXXXX|XXXXX|XXXXX|XXX        $ 8,504

1994  |XXXXX|XXXXX|XXXXX|XXXXX|XXXX       $ 8,974

1993  |XXXXX|XXXXX|XXXX                   $ 5,846
     $0 $2,000 $4,000 $6,000 $8,000 $10,000




STOCKHOLDER'S EQUITY (Thousands of Dollars)

1995  |XXXXXXX|XXXXXXX|XXXXXXX|XXXX       $14,822

1994  |XXXXXXX|XXXXXXX|XXXXX              $10,759

1993  |XXXXXXX|XXXXXXX|XX                 $ 8,114
     $0    $4,000  $8,000  $12,000  $16,000




TOTAL ASSETS (Thousands of Dollars)

1995  |XXXXXXXX|XXXXXXXX|XXXXXXXX|XXXXXXXX|XXXXXX     $23,727

1994  |XXXXXXXX|XXXXXXXX|XXXX                         $13,284

1993  |XXXXXXXX|XXXXXXXX|X                            $11,018
     $0       $5,000  $10,000  $15,000  $20,000  $25,000






















                                    III
                                     5
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To Our Shareholders:

FINANCIAL REVIEW - 1995 was one of the best years in Reliability's history. We reported record quarterly revenues, quarterly operating profits, and backlogs.

New orders booked during 1995 were at an all time high of $45 million, more than twice the level of orders for 1994. Our revenues increased 45% to $33.9 million, leading to an operating profit of $6.0 million, up 133% from 1994. Backlog reched $14.1 million at the end of 1995, as compared to $3.4 million at the end of 1994.

Revenue for the year started slowly; however, it increased each quarter, reaching an unprecedented $12.8 million for the fourth quarter of 1995, a 192% gain over the same quarter in the previous year. Operating income increased at a faster rate than revenues and hit a record $3.1 million for the fourth quarter, 20% greater than our total 1994 operating profit. Needless to say, the unprecedented demand for micrologic and 4, 16 and 64 Meg DRAMs had a positive effect on the demand for our products and services.

PRODUCTS AND SERVICES - To respond to the strong demand we doubled our Research & Development expenditures to $2.2 million. This allowed us to complete development of and get into production (1) two low cost memory burn-in and test systems, the Intersect 2000 and the RK-94; (2) three phases of our newly developed software package, RelNet, to provide process control, data collection and reporting for the test during burn-in process; and (3) a new Criteria 18-HD, which has the capability to dissipate 15,000 watts. These four products contributed over 70% of the 1995 revenue for test during burn-in products, which increased by 83% over the 1994 level.

The Power Sources segment introduced a number of new DC/DC converters which were well received by our customers. Orders were received for two new 10-watt converters and a filter before the designs were complete. Other additions to the power source line during 1995 include a 3.3 volt, 15 watt, wide input voltage converter and our first dual voltage converters for the 15 watt family. Overall, the Power Sources segment brought a record number of new products to market, and we expect these products to significantly contribute to our growth in 1996 and 1997.

The strength of the DRAM market in 1995 drove Services revenues up 35%. In response to this greater demand we purchased, for cash, 17 acres and a 43,500 sq. ft. building in North Carolina. This site will provide us with both a building and land for expansion to meet our customer's needs for the foreseeable future. We are now moving new equipment and upgrades into the building and will start production in the first quarter of 1996. We should be in full operation by the end of the second quarter. In addition, we added over $1.0 million of capital to increase our capacity in our Singapore facilities.

CAPITAL EXPENDITURES - Corporate-wide, Reliability invested $8.3 million in capital equipment and facilities in 1995 to increase our productivity and capacity to process DRAMs, to reduce our cost and time-to-market, and to improve cash flow in the future. During 1995 we invested over $3.2 million in our service facilities in North Carolina and Singapore in order to increase our capacity for processing larger volumes of 4 Meg and 16 Meg DRAMs and to decrease our cost by increasing the automation in these facilities. We also have already committed an additional $1.0 million for the purchase of capital assets to be delivered during the first part of 1996.

                                    II

We purchased the 7 acre site and the 131,000 square feet corporate headquarters building in Houston which we had leased for over 10 years. This is also home for our test during burn-in development and manufacturing operations. This acquisition has reduced our total space cost in Houston
by approximately 50%.   We also purchased for cash the land and a 29,500 sq.
ft. building which Power Sources has been leasing in Costa Rica since 1987. This will substantially reduce our space cost for Power Sources.

FINANCIAL POSITION - Even though our spending for R&D and capital exceeded $10 million for 1995, our balance sheet remains very strong. Our current ratio is a healthy 2.4:1, the liabilities to equity is a strong 0.6:1, working capital is $8.5 million, and our net worth is $14.8 million. Our only long-term debt is the $2.5 million mortgage on our Houston building, which is a 15 year, fixed interest mortgage.

In addition, we have revolving lines of credit in place in excess of $2 million, which will be available if we need to finance any additional growth opportunities or to meet peak cash demands in 1996.

OUTLOOK FOR 1996 - Going into 1996, we remain optimistic about the future. We are starting out the year with a backlog of $14.1 million, which is the highest beginning backlog in the history of Reliability. We believe that we have developed winning strategies for our three business segments, and we offer our past three years' financial results as proof that these strategies are working very well. In the past few years Reliability has made some very large shared investments in R&D and capital with market leaders who manufacture DRAM and micrologic devices, and we plan to continue with this winning strategy. Since most market analysts are forecasting that the DRAM and micrologic markets will grow at compound annual growth rates in excess of 25% for the balance of the '90s, and since we are planning to continue to serve the leaders in these markets, we believe that 1996 will be similar to 1995 - gain momentum through the year, and result in higher revenue for 1996.



/s/Larry Edwards
Larry Edwards
President and Chief Executive Officer

February 20, 1996


















                                    III
                                     7
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Corporate Information
-------------------------------------------------------------------------
Directors             Officers

Larry Edwards         Larry Edwards            Paul Nesrsta
Chairman              President and Chief      Vice President
                      Executive Officer

W. L. Hampton         Max T. Langley           Margaret Bauer
Retired               Senior Vice President    Assistant Vice President
                      Finance, Chief Finan-
John R. Howard        cial Officer, Secre-     Lane Petterson
Attorney              tary and Treasurer       Assistant Vice President

Thomas L. Langford    James M. Harwell         Margaret A. Chapman
President             Vice President           Assistant Secretary
The Parsons
  Corporation*        Robert W. Hildenbrand, Jr.
                      Vice President
A.C. Lederer, Jr.                              *The Parsons Corporation is
Investments           J. E. (Jim) Johnson      a holding company whose sub-
                      Vice President           sidiaries are engaged in
                                               the engineering and
                                               construction business.
-------------------------------------------------------------------------
Stockholder Information

                      Inquiries Concerning      Inquiries Concerning the
Legal Counsel         the Company               Company's Stock
Butler & Binion, L.L.P.
Houston, Texas        If you have any ques-     If you have any
                      tions concerning the      questions concerning
Auditors              Company's operations,     stock certificates,
Ernst & Young, LLP    recent results, his-      change of address,
Houston, Texas        torical performance or    consolidation of
                      wish to receive pre-      accounts, transfer
Annual Meeting        vious annual reports,     of ownership or
Shareholders are      press releases or other   other stock account
cordially invited to  Company information       matters, please
attend the annual     please contact:           contact the Company's
meeting of share-                               stock transfer agent
holders of Reliability                          at the following
Incorporated, to be   Investor Relations        address:
held at the Company's   Manager
executive offices,    Reliability Incorporated  KeyCorp Shareholder
16400 Park Row,       P.O. Box 218370           Services, Inc.
Houston, Texas on     Houston, Texas 77218      700 Louisiana St.
April 24, 1996 at     Tel:  (713) 492-0550      Suite 2620
10:00 a.m.            Fax:  (713) 492-0615      Houston, Texas 77002-2729
                                                TEL: (713) 546-5500
                                                     (800) 539-6549
                                                FAX: (713) 546-5510








                                    IV
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                         Reliability Incorporated
                              P.O. Box 218370
                           Houston, Texas 77218
                              (713) 492-0550



                              Two photos of
                         Reliabilty North Carolina



                         Reliability Incorporated
                         North Carolina Operations
                           3427 Industrial Drive
                       Durham, North Carolina 27704
                              (919) 471-1491



                               Two photos of
                         RICR de Costa Rica, S.A.



                         RICR de Costa Rica, S.A.
                              P.O. Box 1-3006
                         Zona Franca Metropolitana
                             Barreal, Heredia
                             Costa Rica, A.C.
                               506-293-4384


                      Reliability Singapore Pte Ltd.
                          5004 Ang Mo Kio Ave. 5
                            #04-01 Techplace II
                             Singapore 569872
                                65-481-9266





















                            (inside back cover)
                                     9

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logo Reliability Incorporated

P.O. Box 218370
Houston, Texas 77218


















































                               (back cover)
                                    10